Exhibit 99.1

Alcon Breaks Ground in Singapore on First Asian Pharmaceutical Manufacturing Plant
Ceremony Held Today for New Facility in Tuas Biomedical Park

HUENENBERG, Switzerland – May 26, 2009 – Alcon (NYSE: ACL), the world’s largest manufacturer of eye care products, marked the commencement of construction of its first pharmaceutical manufacturing plant in the Asian region today with a groundbreaking ceremony in Singapore’s Tuas Biomedical Park. The new 330,000 square foot plant is expected to be completed in 2012 and will create 150 new jobs.
The new plant will primarily manufacture sight-saving pharmaceutical products for Asian markets. The location and capacity expansion will allow Alcon to more effectively and efficiently meet the eye care needs of patients and eye care professionals across Asia with treatments for glaucoma, eye infections, eye inflammation and dry eyes.
“With the rapid growth we are experiencing in Asia, this new Singapore plant is integral to our ability to meet the increasing demand for our products in the region,” said Mr. Ed McGough, senior vice president for global manufacturing and technological operations, Alcon. “The strategically positioned Singapore location, coupled with the increased capacity of this plant, will help us supply Asia with essential eye care pharmaceuticals more efficiently, and maintain the high-quality service our customers have come to expect from Alcon.”
He added that Singapore was attractive due to its central position in Asia, the skilled and reliable workforce in the country and its well-developed infrastructure. The plant’s location in Tuas was conceived in collaboration with and was supported by the Economic Development Board of Singapore.
"Alcon’s decision to site its first Asia-Pacific manufacturing plant here in Singapore is a strong vote of confidence for Singapore and our attractiveness to businesses. EDB has also played a pivotal role in helping Alcon start up this plant today. Singapore remains committed to providing a conducive and supportive environment that facilitates biomedical companies’ expansion here," said Mr. Gan Kim Yong, Minister for Manpower.
Alcon Singapore operations were established in 1992.  Currently the company employs 40 staff focused on serving the needs of the Singapore eye care community, as well as providing centralized human resources support, marketing and health economics capabilities for the Asian region.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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